Consent of Independent Registered Public Accounting Firm

We consent to the references made to our firm under the caption “Financial Highlights” in the Franklin Mutual Recovery Fund Class A, B, C, and Advisor Class Prospectus and in the introduction and under the caption “Independent Registered Public Accounting Firm” in the Franklin Mutual Recovery Fund Class A, B, C and Advisor Class Statement of Additional Information, in Post-Effective Amendment Number 2 to the Registration Statement (Form N-2, Number 333-144926).

We also consent to the incorporation by reference in such Statement of Additional Information of our report, dated May 21, 2009, with respect to the financial statements and financial highlights of Franklin Mutual Recovery Fund, included in the Annual Report to Shareholders for the fiscal year ended March 31, 2009.

          /s/ ERNST & YOUNG LLP

Boston, Massachusetts
July 28, 2009